# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### November 10, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Continental Airlines, Inc.

### File No. 001-10323 - CF#25833

_____

Continental Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 21, 2010.

Based on representations by Continental Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.4 | through November 30, 2011 |
| Exhibit 10.5 | through November 30, 2011 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin T. Dobbie
Special Counsel